UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 19)

                   Under the Securities Exchange Act of 1934

                        PRG-SCHULTZ INTERNATIONAL, INC.
                  ------------------------------------------
                              (Name of Issuer)

                      Common Stock, No Par Value Per Share
                      -------------------------------------
                         (Title of Class of Securities)

                                  69357C503
                                  ---------
                               (CUSIP Number)

                               Gregory D. Hitchan
                           Blum Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                               (415) 434-1111
                               --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                             September 1, 2006
                            -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 15


CUSIP NO. 69357C503              SCHEDULE 13D                     Page 2 of 15

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,170,565 shares (including 4,244,794 shares issuable
   OWNED BY EACH        upon conversion of Senior Convertible Notes and Series
   PERSON WITH          A Preferred Stock)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
                        5,170,565 shares (including 4,244,794 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,170,565 shares (including 4,244,794 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               44.3%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 69357C503              SCHEDULE 13D                     Page 3 of 15

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,170,565 shares (including 4,244,794 shares issuable
   OWNED BY EACH        upon conversion of Senior Convertible Notes and Series
   PERSON WITH          A Preferred Stock)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        5,170,565 shares (including 4,244,794 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,170,565 shares (including 4,244,794 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               44.3%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 69357C503              SCHEDULE 13D                     Page 4 of 15

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        BLUM STRATEGIC GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

  NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,170,565 shares (including 4,244,794 shares issuable
   OWNED BY EACH        upon conversion of Senior Convertible Notes and Series
   PERSON WITH          A Preferred Stock)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        5,170,565 shares (including 4,244,794 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,170,565 shares (including 4,244,794 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               44.3%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 69357C503              SCHEDULE 13D                     Page 5 of 15

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 BLUM STRATEGIC PARTNERS II, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395151
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,170,565 shares (including 4,244,794 shares issuable
   OWNED BY EACH        upon conversion of Senior Convertible Notes and Series
   PERSON WITH          A Preferred Stock)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
                        5,170,565 shares (including 4,244,794 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,170,565 shares (including 4,244,794 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               44.3%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 69357C503              SCHEDULE 13D                     Page 6 of 15

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3395150
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,170,565 shares (including 4,244,794 shares issuable
   OWNED BY EACH        upon conversion of Senior Convertible Notes and Series
   PERSON WITH          A Preferred Stock)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        5,170,565 shares (including 4,244,794 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,170,565 shares (including 4,244,794 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               44.3%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 69357C503              SCHEDULE 13D                     Page 7 of 15

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   STINSON CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3232358
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,170,565 shares (including 4,244,794 shares issuable
   OWNED BY EACH        upon conversion of Senior Convertible Notes and Series
   PERSON WITH          A Preferred Stock)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        5,170,565 shares (including 4,244,794 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,170,565 shares (including 4,244,794 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               44.3%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 69357C503              SCHEDULE 13D                     Page 8 of 15

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              STINSON CAPITAL PARTNERS (QP), L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              52-2379857
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,170,565 shares (including 4,244,794 shares issuable
   OWNED BY EACH        upon conversion of Senior Convertible Notes and Series
   PERSON WITH          A Preferred Stock)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        5,170,565 shares (including 4,244,794 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,170,565 shares (including 4,244,794 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               44.3%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 69357C503              SCHEDULE 13D                     Page 9 of 15

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                STINSON CAPITAL PARTNERS II, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3264850
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,170,565 shares (including 4,244,794 shares issuable
   OWNED BY EACH        upon conversion of Senior Convertible Notes and Series
   PERSON WITH          A Preferred Stock)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        5,170,565 shares (including 4,244,794 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,170,565 shares (including 4,244,794 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               44.3%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 69357C503              SCHEDULE 13D                    Page 10 of 15


Item 1.  Security and Issuer
----------------------------

This Amendment No. 19 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on March 24, 2006 by Blum Capital Partners, L.P., a California limited partnership, ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP, L.L.C., a Delaware limited liability company ("Blum GP"); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); Blum Strategic Partners II, L.P., a Delaware limited partnership ("Blum Strategic II"); Stinson Capital Partners, L.P., a
California limited partnership ("Stinson"), Stinson Capital Partners (QP), L.P., a Delaware limited partnership ("Stinson QP") and Stinson Capital Partners II, L.P., a California limited partnership ("Stinson II") (collectively, the "Reporting Persons"). This amendment to the Schedule 13D relates to the shares of Common Stock, no par value per share (the "Common Stock") of PRG-Schultz International, Inc., a Georgia corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 600 Galleria Parkway, Suite 100, Atlanta, Georgia 30339-5949. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the
Schedule 13D.

Item 2.  Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended as follows:

Since the filing of Amendment No. 18 to Schedule 13D, there have been changes to the executive officers of Blum LP and RCBA Inc.

The principal business office address of Blum LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:


Name and               Business             Citizenship  Principal Occupation
Office Held            Address                             or Employment
--------------------  ----------------------- ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA       President & Chairman,
President,            Suite 400                          Blum LP
Chairman & Director   San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       USA and   Managing Partner,
Managing Partner      Suite 400                Norway    Blum LP
& Director            San Francisco, CA 94133

John H. Park          909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum LP
                      San Francisco, CA 94133

Gregory L. Jackson    909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum LP
                      San Francisco, CA 94133

CUSIP NO. 69357C503              SCHEDULE 13D                    Page 11 of 15


Name and               Business             Citizenship  Principal Occupation
Office Held            Address                             or Employment
--------------------  ----------------------- ---------  --------------------

Jane J. Su            909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum LP
                      San Francisco, CA 94133

David H.S. Chung      909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum LP
                      San Francisco, CA 94133

Gregory D. Hitchan    909 Montgomery St.       USA        Partner, Chief
Partner, Chief        Suite 400                           Operating Officer,
Operating Officer,    San Francisco, CA 94133             General Counsel and
General Counsel and                                       Secretary, Blum LP
Secretary

Marc T. Scholvinck    909 Montgomery St.       USA        Partner & Chief
Partner, Chief        Suite 400                           Financial Officer,
Financial Officer,    San Francisco, CA 94133             Blum LP
Assistant Secretary
& Director

William Scott Hartman 909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum LP
                      San Francisco, CA 94133


Since the filing of Amendment No. 18 to Schedule 13D, there have been changes to the members of Blum GP.

The principal business office address of Blum GP is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP, their addresses, citizenship and principal occupations are as follows:

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA       President & Chairman,
Managing Member      Suite 400                           Blum LP
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.        USA and   Managing Partner,
Managing Member      Suite 400                 Norway    Blum LP
                     San Francisco, CA 94133

Gregory D. Hitchan   909 Montgomery St.        USA       Partner, Chief
Member and           Suite 400                           Operating Officer,
General Counsel      San Francisco, CA 94133             General Counsel &
                                                         Secretary, Blum LP

Marc T. Scholvinck     909 Montgomery St.      USA       Partner & Chief
Member                 Suite 400                         Financial Officer,
                       San Francisco, CA 94133           Blum LP


CUSIP NO. 69357C503          SCHEDULE 13D                     Page 12 of 15


Since the filing of Amendment No. 18 to Schedule 13D, there have been changes to the managing members and members of Blum GP II.

The principal business office address of Blum GP II is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP II, their addresses, citizenship and principal occupations are as follows:

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum        909 Montgomery St.        USA       President &
Managing Member        Suite 400                           Chairman, Blum LP
                       San Francisco, CA 94133

Nils Colin Lind        909 Montgomery St.        USA and   Managing Partner,
Managing Member        Suite 400                 Norway    Blum LP
                       San Francisco, CA 94133

John H. Park           909 Montgomery St.        USA       Partner,
Managing Member        Suite 400                           Blum LP
                       San Francisco, CA 94133

Gregory L. Jackson     909 Montgomery St.        USA       Partner,
Managing Member        Suite 400                           Blum LP
                       San Francisco, CA 94133

Gregory D. Hitchan     909 Montgomery St.        USA       Partner, Chief
Member and             Suite 400                           Operating Officer,
General Counsel        San Francisco, CA 94133             General Counsel &
                                                           Secretary, Blum LP

Marc T. Scholvinck     909 Montgomery St.        USA       Partner & Chief
Managing Member        Suite 400                           Financial Officer,
                       San Francisco, CA 94133             Blum LP

William Scott Hartman  909 Montgomery St.        USA       Partner,
Member                 Suite 400                           Blum LP
                       San Francisco, CA 94133

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 69357C503          SCHEDULE 13D                     Page 13 of 15


Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to the Issuer's Form 8-K filed with the Commission on August 17, 2006, there were 6,511,918 shares of Common Stock issued and outstanding as of August 14, 2006. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 69,296 shares of the Common Stock held by Blum LP and RCBA Inc. on behalf of the limited partnerships for which Blum LP serves as the general partner, or on behalf of an entity for which Blum LP serves as investment advisor, which represents 1.1% of the outstanding shares of the Common Stock; (ii) 11,770 shares of the Common Stock held by Blum GP on behalf of the limited partnership for which it serves as the general partner, which represents 0.2% of the outstanding shares of the Common Stock; and (iii) 844,705 shares of the Common Stock held by Blum GP II on behalf of the limited partnership for which it serves as the general partner and on behalf of the limited partnership for which it serves as the managing limited partner, which represents 13.0% of the outstanding shares of the Common Stock.

Voting and investment power concerning the above shares are held solely by Blum LP, Blum GP and Blum GP II. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 925,771 shares of the Common Stock, which is 14.2% of the outstanding Common Stock. As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc. or the managing members and members of Blum GP and Blum GP II, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP, or Blum GP II.

In the event that the Reporting Persons converted the 10.0% Senior Convertible Notes due 2011 (the "Senior Convertible Notes") and the Series A Convertible Participating Preferred Stock (the "Series A Preferred Stock") of the Issuer into Common Stock (see the Schedule 13D Amendment Number 18, filed by the Reporting Persons on March 24,
2006), the Reporting Persons may be deemed to have beneficial ownership of and exercise shared voting and dispositive power over
(i) principal amount of $17,580,874 of Senior Convertible Notes, which is convertible into 2,704,752 shares of Common Stock, and
(ii) 34,901 shares of Series A Preferred Stock, which are convertible into 1,540,042 shares of Common Stock. The Reporting Persons may thus be deemed to have beneficial ownership of 5,170,565 shares or 44.3% of the Common Stock, as follows:

(i) Blum LP and RCBA Inc. may be deemed to have beneficial ownership of 2,489,738 shares, which represents 21.3% on an as converted basis;

(ii) Blum GP II may be deemed to have beneficial ownership of 2,669,057 shares, which represents 22.8% on an as converted basis; and

(iii) Blum GP may be deemed to have beneficial ownership of 11,770 shares, which represents 0.1% on an as converted basis.




CUSIP NO. 69357C503          SCHEDULE 13D                     Page 14 of 15


(c) During the last 60 days, the following transactions were effected by either the Reporting Persons or the Issuer:


On August 14, 2006, the Issuer effected a 1-for-10 reverse stock split of its outstanding Common Stock. Following the reverse stock split, the new liquidation preference and new conversion price for the Series A Preferred stock was $120.00 and $2.8405, respectively, and the conversion price for the Senior Convertible Notes was $6.50.

On September 1, 2006, the Reporting Persons distributed, in a pro-rata distribution for no consideration, to a limited partner in one of the limited partnerships for which Blum LP serves as the general partner, the following securities of the Issuer: 2,936 shares of Common Stock, the principal amount of $530,323 of Senior Convertible Notes and 1,105 shares of Series A Preferred Stock.

On September 15, 2006, the Issuer paid interest in-kind to the Reporting Persons on the Senior Convertible Notes. Interest is due on the Senior Convertible Notes at a rate of 10% per annum on the principal amount, payable semi-annually on March 15 and September 15, commencing September 15, 2006. The Issuer can elect to pay interest due in cash or issue new Senior Convertible Notes. On September 15, 2006, the Issuer issued new Senior Convertible Notes to the Reporting Persons in the principal amount of $828,317.

The Series A Preferred Stock accrues dividends at a cumulative annual rate of 9% of the then-effective liquidation preference per share on each March 15 and September 15, commencing September 15, 2006. Declared dividends are paid in cash. When dividends are undeclared on the dividend payment date, the liquidation preference on the Series A Preferred Stock will be increased. On September 15, 2006, the Issuer did not declare dividends on the Series A Preferred Stock, accordingly, the liquidation preference for the Series A Preferred Stock was increased to $125.34 per share, or a new conversion ratio of 44.126 shares of Common Stock for each share of Series A Preferred Stock.


(d) and (e)  Not applicable.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------
Exhibit A  Joint Filing Undertaking


CUSIP NO. 69357C503              SCHEDULE 13D                    Page 15 of 15


                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 4, 2006

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner


By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary


 BLUM STRATEGIC GP, L.L.C.            BLUM STRATEGIC GP II, L.L.C.

 By: /s/ Gregory D. Hitchan           By: /s/ Gregory D. Hitchan
     -------------------------------      ---------------------------
     Gregory D. Hitchan, General          Gregory D. Hitchan, General
     Counsel and Member                   Counsel and Member


BLUM STRATEGIC PARTNERS II, L.P.      STINSON CAPITAL PARTNERS, L.P.
By:  Blum Strategic GP II, L.L.C.,    By: Blum Capital Partners, L.P.,
     its General Partner                  its General Partner
                                      By: Richard C. Blum & Associates, Inc.
                                          its General Partner


By:  /s/ Gregory D. Hitchan           By: /s/ Gregory D. Hitchan
    ----------------------------          -----------------------------
     Gregory D. Hitchan, General          Partner, Chief Operating Officer,
     Counsel and Member                   General Counsel and Secretary


STINSON CAPITAL PARTNERS II, L.P.       STINSON CAPITAL PARTNERS (QP), L.P.
By: Blum Capital Partners, L.P.,        By: Blum Capital Partners, L.P.,
    its General Partner                     its General Partner
By: Richard C. Blum & Associates, Inc.  By: Richard C. Blum & Associates, Inc.
    its General Partner                     its General Partner


By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary





CUSIP NO. 69357C503             SCHEDULE 13D                    Page 1 of 1


                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  October 4, 2006

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner


By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary


 BLUM STRATEGIC GP, L.L.C.            BLUM STRATEGIC GP II, L.L.C.

 By: /s/ Gregory D. Hitchan           By: /s/ Gregory D. Hitchan
     -------------------------------      ---------------------------
     Gregory D. Hitchan, General          Gregory D. Hitchan, General
     Counsel and Member                   Counsel and Member


BLUM STRATEGIC PARTNERS II, L.P.      STINSON CAPITAL PARTNERS, L.P.
By:  Blum Strategic GP II, L.L.C.,    By: Blum Capital Partners, L.P.,
     its General Partner                  its General Partner
                                      By: Richard C. Blum & Associates, Inc.
                                          its General Partner


By:  /s/ Gregory D. Hitchan           By: /s/ Gregory D. Hitchan
    ----------------------------          -----------------------------
     Gregory D. Hitchan, General          Partner, Chief Operating Officer,
     Counsel and Member                   General Counsel and Secretary


STINSON CAPITAL PARTNERS II, L.P.       STINSON CAPITAL PARTNERS (QP), L.P.
By: Blum Capital Partners, L.P.,        By: Blum Capital Partners, L.P.,
    its General Partner                     its General Partner
By: Richard C. Blum & Associates, Inc.  By: Richard C. Blum & Associates, Inc.
    its General Partner                     its General Partner


By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary